UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   560775108
                                   ---------
                                 (CUSIP Number)

                                Marshall S. Cogan
                                810 Fifth Avenue
                            New York, New York 10021
                                 (212) 832-7943
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                            Steven H. Scheinman, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------

                                 March 12, 2004
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 560775108                                            Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MARSHALL S. COGAN

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  UNITED STATES

                            7             Sole Voting Power
Number of                                      270,000
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     270,000
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  270,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)
                  2.8%

14       Type of Reporting Person (See Instructions)
                  IN

                                  SCHEDULE 13D

CUSIP No. 560775108                                            Page 3 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ARTICLE SECOND TRUST U/W/O DAVID H. COGAN

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  FLORIDA

                            7             Sole Voting Power
Number of                                      270,000
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     270,000
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  270,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)
                  2.8%

14       Type of Reporting Person (See Instructions)
                  OO

                                                               Page 4 of 6 Pages


                  This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of The Major Automotive Companies, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated March 5, 2004 (the "Initial Statement"), filed by the Reporting Persons (as defined below). This Amendment No. 1 is being filed by the Reporting Persons to report that the number of Shares which the Reporting Persons may be deemed to beneficially own has decreased by more than one percent of the current outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.           Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Marshall S. Cogan ("Mr. Cogan"); and

                  (ii) Article Second Trust u/w/o David H. Cogan (the "Trust").

                  This Statement relates to the Shares and other securities held for the Trust.

Item 5.           Interest in Securities of the Issuer.

                  Based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, the total number of Shares outstanding was 9,474,856 as of November 13, 2003.

                  (a) Each of Mr. Cogan and the Trust may be deemed to be the beneficial owner of 270,000 Shares (approximately 2.8% of the total number of Shares outstanding). This number consists of 270,000 Shares held for the account of the Trust.

                  (b) Each of Mr. Cogan and the Trust may be deemed to have sole power to direct the voting and disposition of the 270,000 Shares held for the account of the Trust.

                  (c) Except for the transactions set forth on Annex A hereto, all of which were effected in open market transactions, there have been no transactions effected with respect to the Shares since March 5, 2004 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

                  (d) Subject to the terms of the agreement governing the Trust, the beneficiaries of the Trust have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares and other securities held for the account of the Trust in accordance with their interests in the Trust.

                  (e) As of the date hereof, each of Mr. Cogan and the Trust may no longer be deemed the beneficial owner of more than five percent of the outstanding Shares of the Issuer.

                                                               Page 5 of 6 Pages


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: March 18, 2004                   MARSHALL S. COGAN


                                       /s/ Marshall S. Cogan
                                       -------------------------------

Date: March 18, 2004                   ARTICLE SECOND TRUST U/W/O DAVID H. COGAN


                                       By:/s/ Marshall S. Cogan
                                          ----------------------------
                                          Name: Marshall S. Cogan
                                          Title: Trustee

                                                               Page 6 of 6 Pages

                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                      THE MAJOR AUTOMOTIVE COMPANIES, INC.


                            Date of         Nature of     Number of
For the Account of          Transaction     Transaction   Securities   Price
------------------          -------------   -----------   ----------   ---------

Marshall S. Cogan           March 10, 2004  Sale             3,000     $1.1767

Marshall S. Cogan           March 11, 2004  Sale            67,000     $1.0246

Article Second Trust u/w/o  March 12, 2004  Sale            50,000     $1.0919
David H. Cogan

Article Second Trust u/w/o  March 15, 2004  Sale           270,000     $0.9532
David H. Cogan

Article Second Trust u/w/o  March 16, 2004  Sale           160,000      $0.856
David H. Cogan